Exhibit 12.1

ALLIANT ENERGY CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended Dec. 31,

	2006	2005 (a)	2004	2003	2002

	(dollars in millions)

EARNINGS:
Income from continuing operations	$338.3	$56.4	$218.4	$151.7	$85.0
Income tax expense (benefit)	203.0	(52.9)	91.2	75.6	48.9

Income from continuing operations before income taxes	541.3	3.5	309.6	227.3	133.9

Fixed charges as defined	213.4	226.7	238.8	247.1	207.9

Adjustment for undistributed equity earnings	(16.6)	(41.7)	(21.0)	(18.4)	(3.8)
Less:
Interest capitalized	--	3.4	5.4	--	--
Preferred dividend requirements of subsidiaries (pre-tax basis) (b)	29.3	5.5	25.9	24.5	9.5

Total earnings as defined	$708.8	$179.6	$496.1	$431.5	$328.5

FIXED CHARGES:
Interest expense	$145.7	$175.8	$176.9	$205.1	$179.6
Interest capitalized	--	3.4	5.4	--	--
Estimated interest component of rent expense	38.4	42.0	30.6	17.5	18.8
Preferred dividend requirements of subsidiaries (pre-tax basis) (b)	29.3	5.5	25.9	24.5	9.5

Total fixed charges as defined	$213.4	$226.7	$238.8	$247.1	$207.9

Ratio of Earnings to Fixed Charges (c)	3.32	0.79	2.08	1.75	1.58

(a) For the year ended Dec. 31, 2005, earnings as defined were inadequate to cover fixed charges as defined by $47.1 million.

(b) Preferred dividend requirements of subsidiaries (pre-tax basis) are computed by dividing the preferred dividend requirements of subsidiaries by one hundred percent minus the respective annual effective income tax rate.

(c) The ratio calculation in the above table relates to Alliant Energy Corporation's (Alliant Energy's) continuing operations. Refer to Note 17 of Alliant Energy's "Notes to Consolidated Financial Statements" in Alliant Energy's Form 10-K for the annual period ended Dec. 31, 2006 for information related to Alliant Energy's discontinued operations.